Exhibit 99.1

MindMed Announces Appointment of Andreas Krebs and Carol Vallone as Directors and Transition of Bruce Linton

NEW YORK – September 30, 2021 – Mind Medicine (MindMed) Inc. (NASDAQ: MNMD; NEO: MMED; DE: MMQ; “MindMed” or the “Company”), a leading biotech company developing psychedelic-inspired therapies, is pleased to announce that its board of directors has appointed Mr. Andreas Krebs and Ms. Carol Vallone as directors of the Company, effective immediately.

Mr. Krebs is an internationally experienced executive, entrepreneur and best-selling author (“The Illusion of Invincibility”). He heads the family-owned investment company Longfield Invest (Langenfeld/Germany), which focuses on growth companies in various industries as well as in the new economy. He has worked in seven countries, in Latin America, Asia and Canada and as President and Executive Board Member of Wyeth Corporation in the United States. Andreas Krebs was Chairman of the Supervisory Board and Shareholder Council of Merz Pharma, Frankfurt am Main, Germany from 2010 to 2019, is currently a member of the Supervisory Board of the European eye clinic group Veonet (Nordic Capital Group) and holds other board positions across various sectors. Furthermore, he serves as Chairman of the private non-governmental organization, Förderverein Girassol eV, which supports children and young people from socially difficult backgrounds in São Paulo, Brazil.

Ms. Vallone is a well-known business leader, former CEO, and corporate board director, with a strong track record in launching, scaling and selling global companies. Currently, she serves as Chair of the Board of Trustees at McLean Hospital, the #1 ranked freestanding psychiatric hospital and largest psychiatric affiliate of Harvard Medical School; serves on the board of trustees at MGH Institute of Health Professions; and serves on the finance committee at Mass General Brigham. Additionally, Ms. Vallone serves as a board member for the publicly traded Cresco Labs, and for a Bain Capital Double Impact portfolio company, Arosa. She is also an Advisory Director for the investment firm, Berkshire Partners and an Advisory Board Member of the healthcare-focused venture growth firm, Longitude Capital. A serial entrepreneur, Ms. Vallone has served as founder & CEO of global e-learning companies, held manager positions in leading corporate technology companies and served on the boards of public financial services and e-commerce organizations.

Mr. Krebs said, “Mental health issues directly or indirectly impact almost every one of us at some point in our lives. I’m thrilled at the opportunity to help MindMed find better solutions to this huge challenge in the coming years.”

Ms. Vallone said, “I feel privileged to support MindMed’s esteemed team of scientists and business professionals in the pursuit of new medicines and therapies for those who suffer with mental illness.”

Effective September 29, 2021, Mr. Bruce Linton stepped down from the Company’s board of directors in order to make room for the appointment of Ms. Vallone and Mr. Krebs. Mr. Linton said, “In a little over two years MindMed has gone from a topic that was frankly difficult to find support for, to attracting world class talent and deep capacity capital.” He added further “I am delighted with the candidates joining and look forward to the world of change MindMed can achieve.”

MindMed Chair Perry Dellelce said, “We are extremely happy to welcome Carol and Andreas to the Board. The depth of their collective experience with pharma, tech and health-focused organizations, combined with their extensive service on public company boards, will broaden and deepen the capabilities of the Company’s board of directors. As well, on behalf of the board of directors I would like to thank Bruce for his committed support and service on the Company’s board since the Company’s inception. I look forward to working with him on his next ventures.”

The appointment of Mr. Krebs and Ms. Vallone is subject to regulatory approval.

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that seeks to discover, develop and deploy psychedelic-inspired medicines and therapies to address addiction and mental illness. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed's approach to developing the next generation of psychedelic-inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute "forward-looking information" within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "will", "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe", "potential" or "continue", or the negative thereof or similar variations. Forward-looking information in this news release include, but are not limited to, statements regarding Mr. Krebs’ and Ms. Vallone’s appointment to the Company’s board of directors, regulatory approval and the intended future business plans and operations. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information, including compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings "Risk Factors" in the Company's filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com